Reply Attention of	William L. Macdonald
Direct Tel.	604.643.3118
EMail Address	wlm@cwilson.com
Our File No.	29423-0001 / D/CZM/738860.1

July 29, 2005

VIA EDGAR AND COURIER

Securities and Exchange Commission

Mail Stop 3561

450 Fifth Street NW

Washington, DC 20549

Attention:	John Reynolds

Dear Sirs:

Re: Glass Wave Enterprises, Inc. Registration Statement on Form SB-2 Filed on May 25, 2005 File No. 333-125222

                         Thank you for your letter of July 1, 2005 with respect to the Registration Statement on Form SB-2 (the “Form SB-2”) filed by Glass Wave Enterprises, Inc. (the “Company”).

We enclose two blacklined copies of Amendment No. 1 of the Form SB-2 and four clean copies thereof. Page references used in this letter relate to the enclosed blacklined version of the Form SB-2/A. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of July 1, 2005.

Prospectus Summary

Our Business

1.          Noting that the company is a development stage company, please delete the reference to “have not generated significant revenue since our recapitilization”, if true that the company has never generated significant revenue.

The Company has deleted the reference regarding revenue on page 6 of the Form SB-2/A.

2.	Please insure that all references to dollar amounts are also expressed in U.S. dollars.

The Company has revised all references of dollar amounts in the Form SB-2/A to United States dollars.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com

Some lawyers at Clark Wilson LLP practice through law corporations.

3.          The company disclosed that their incorporation date was May 12, 2004, but the Articles of Incorporation filed as exhibit 3.1 state the date of incorporation is April 20, 2004.

The Company confirms that the incorporation date of the Company is May 12, 2004 and further confirms that the Articles of Incorporation were declared and certified by the first director and incorporator of the Company on April 20, 2004. The incorporation date on page one of Exhibit 3.1, which sets out the Articles of the Company, was inadvertently omitted when the exhibit was edgarized. The Company has edgarized the Articles with the filed stamp and such Articles are attached to the Form SB-2/A as Exhibit 3.1.

Summary of Financial Data, page 7

4.          In the amendment to be filed, please update the financial information here as well as that presented throughout the prospectus, to the latest date practicable.

The Summary of Financial Data on page 7 has been updated, along with all other applicable data, to include financial information for the three months ended April 30, 2005. In addition, all share price data and shareholding data has been updated to July 20, 2005.

Risk Factors

5.          The majority of the company’s products are supplied by Body Energy Club. The disclosure states that this is a verbal agreement, therefore the terms and impact of this agreement is unknown at this time.

The Company has deleted the risk factor regarding its relationship with Body Energy Club as supplier of substantially all of the products of the Company. The Company has determined that if the verbal contract with Body Energy Club is terminated at any time, the Company will be able to enter into a contract with another supplier on substantially the same terms and without significant adverse consequences to the business operations of the Company. Although the Company has not formalized the verbal agreement with Body Energy Club by written contract, the Company and Body Energy Club are well aware of the terms and the impact of the verbal agreement as set out on page 25 of the Form SB-2/A.

“We will need to raise additional funds in the near future. If we are not able...”, page 8

6.	Please briefly discuss your business model in an appropriate section elsewhere in the prospectus.

The Company has deleted the information regarding the Company’s business model on page 8 of the Form SB-2/A.

7.	Please state the date of your last private placement.

The Company’s most recent private placement occurred on March 1, 2005 when the Company entered into 32 subscription agreements with 32 investors. As requested, the Company has disclosed the 32 subscription agreements on page 9 and page 52 of the Form SB-2/A. In addition, the form of subscription agreement used by the Company to enter into the 32 private placements is attached as Exhibit 10.5 to the Form SB-2/A.

  “If we are unable to protect our internet domain name...”. page 9

8.          We note the reference in line four (4) to “...all countries in which we intend to conduct business.” In the “Description of Business”, please identify these countries and provide the current status, if appropriate, of any arrangements or plans in progress.

The Company intends to conduct business with all countries other than the United States and has disclosed this intention on page 24 of the Form SB-2/A.

  “If our operations are disrupted...”, page 10

9.          Please identify the third party company which houses the data storage and software of this company. Clarify if there is any other affiliation or relationship between the two companies, other than the one providing storage. Elsewhere in the prospectus, please outline the agreement or understanding in this regard and file any written agreement as an exhibit to the registration statement.

The Company has revised the disclosure of the risk factor on page 11 of the Form SB-2/A to include the identity of the non-related party that offers storage services and hosting services to the Company. The Company has entered into a Premium Managed Hosting Agreement dated June 10, 2005, effective as of June 1, 2005, between the Company and Groovy Web Services, a copy of which is attached to the Form SB-2/A as Exhibit 10.8.

The Company has disclosed the agreement and the key terms thereof on page 27 of the Form SB-2/A under the heading Technology.

“We are currently dependent upon one supplier...”, page 11

10.        In another appropriate section of the prospectus, please outline the material provisions of your verbal agreement.

The Company has provided additional disclosure regarding the terms of the verbal supply agreement between Body Energy Club and the Company on page 25 of the Form SB-2/A. There are minimal terms to the supply agreement, however, due to the fact that either party may terminate the relationship without notice or penalty at any time. The Company purchases products from the supplier at pre-determined prices depending upon the volume of products purchased. Cash is provided by the Company upon delivery.

11.        Since that supplier provides the “majority” of the health products to the company, please disclose the actual percentage and dollar amount attributed by Body Energy Club. Further in this regard, because of the apparent importance of this supplier to the company, please disclose whether or not the company plans to enter into a written agreement.

The Company has deleted the risk factor regarding its customer relationship with Body Energy Club. The Company has determined that if the verbal contract with Body Energy Club is terminated at any time, the Company will be able to enter into a contract or establish a relationship with another supplier at substantially the same terms within a short period of time and without significant adverse consequences to the business operations of the Company. The Company does not intend to enter into a written agreement with Body Energy Club and has disclosed this fact on page 25 of the Form SB-2/A. The Company has disclosed the dollar amount and percentage of products purchased from Body Energy Club on page 25 of the Form SB-2/A.

“Our directors and officers are engaged in other business activities...”, page 12

12.        We note this risk factor and also note the initial statement beneath that “[O]ne of our directors and officers is involved in other business activities.” Please revise as appropriate to make the disclosure consistent.

The Company has revised the risk factor on page 12 of the Form SB-2/A.

Securities and Exchange Commission’s Public Reference, page 14

13.        Please update to provide the Commission’s new address, which is 100 F Street, N.E. Washington, D.C. 20549. Likewise, please correct this information under “Reports to Security Holders” and “Where You Can Find More Information”.

The Company has revised the Securities and Exchange Commission’s address on pages 15 and 42 of the Form SB-2/A.

Use of Proceeds, page 15

14.        State the total amount of costs associated with this registration statement which will be paid for by the company in this section and elsewhere as appropriate.

The Company has determined that the total amount of costs associated with the Form SB-2/A will be approximately $20,000. The Company has disclosed this amount under the section titled Use of Proceeds on page 16 of the Form SB-2/A.

Selling Stockholders, page 16

15.	Please update the information in the table to the most recent date practicable.

The Company has updated the information in the table to July 20, 2005 as set out on page 16 of the Form SB-2/A.

Plan of Distribution, page 1

16.        Please state that the selling shareholders will sell their shares at a fixed price of $0.15 per share until the shares are quoted on the OTC Bulletin Board...

The Company has inserted the disclosure as requested on page 18 of the Form SB-2/A.

Directors, Executive Officers, Promoters..., page 20

17.        With respect to the information on Chester Ku, we note the company’s website shows his name as “Chester Ku-Lea”. Please revise as appropriate or advise.

The Company has revised the name on the Company’s website to state “Chester Ku”.

18.        Please disclose in Mr. Ku’s biographical information if he served on boards of any public reporting companies.

The Company has disclosed that Mr. Ku has not served on the boards of any public reporting companies on page 20 of the Form SB-2/A.

Bianca Knop

19.        Please provide the beginning and ending dates for each of the activities listed in Ms. Knop’s biography.

The Company has inserted the requested information on page 21 of the Form SB-2/A.

20.	Please disclose whether the company anticipates hiring additional employees in the future.

The Company has inserted the disclosure on page 29 of the Form SB-2/A.

21.	Please identify all of the company’s promoters.

The Company has disclosed the two promoters of the company under the heading Directors, Executive Officers, Promoters and Control Persons on page 21 of the Form SB-2/A.

Security Ownership of Certain Beneficial Owners..., page 21

22.	State the number of directors and officers, as a group, in the table.

The Company has revised the table to include the number of the directors and officers as a group on page 22 of the Form SB-2/A.

Description of Property, page 23

23.        Please indicate the term of the sub-lease and state of any other material provisions of the agreement. Also, state the monthly payment in U.S. dollars.

The Company has disclosed that the term of the sub-lease is from April 1, 2005 to April 1, 2006 and that all utility costs are included in the monthly lease payments. The disclosure is set out on page 23 of the Form SB-2/A, together with the monthly lease payments in United States dollars.

24.        According exhibit 10.8, Brian Fitzgerald the (“Landlord”) leased to the tenant Mr. Chester Ku for a term of 1 year commencing on July 1, 2004. Mr. Ku subsequently entered into this sublease with Astro Nutrition, Inc. on March 29, 2005 for a term of 1 year at a gross rent of $12,000 per year. It would appear that the lease agreement expired on July 1, 2005. Please update the status. In addition, please disclose the dollar amount Mr. Ku is required to pay the (“Landlord”) Mr. Fitzergald on a yearly basis for the property.

Pursuant to a renewed Lease Agreement dated April 24, 2005, between Brian Fitzgerald and Chester Ku, Chester Ku extended the terms of the lease for an additional one year term from May 1, 2005 to April 30, 2006 on similar terms to the original lease agreement dated July 1, 2004. Pursuant to the terms of the renewed Lease Agreement, the annual rent payment is $20,983 (CAD$26,400) payable by Chester Ku to Brian Fitzgerald.

Description of Business, page 24

25.        Please state the consideration and principal followed in determining the amount paid for such asset and identify the persons making the determination and their relationship, if any, with the registration and promoter. If the assets were acquired by the promoter within two years prior to their transfer to the issuer, also state the cost thereof to the promoter.

Chester Ku was the incorporator and sole shareholder of Astro Nutrition Inc. (“Astro Nutrition”) which was incorporated on November 25, 2004 and commenced business as of that date. At the time of the acquisition transaction, Chester Ku, as sole director, executive officer and sole shareholder of Astro Nutrition, and director, executive officer and major shareholder of the Company, determined the fair market value of the company to be $100. The Company has disclosed the information on page 24 of the Form SB-2/A.

Our Current Business, page 24

26.        Explain “... our newly enhanced Version 2.0 astronutrition.com was launched.” Was this computer upgrade developed by Chester Ku or was this system purchased? If purchased, please disclose the cost of the upgraded system.

The Company has disclosed on page 24 of the SB-2/A that Chester Ku designed and launched the Version 2.0 astronutrition.com website.

27.        We note the company has a verbal agreement with Body Energy Club of Vancouver, British Columbia and that Body Energy supplies “the majority” of the health products that the company sells. Please state the percentage attributed by Body Energy Club and the dollar amount of the purchases made by the company.

The Company has disclosed on page 25 of the Form SB-2/A that Body Energy Club supplied approximately 99%, or $131,000, of the health products that Astro Nutrition sold from the date it commenced business on November 25, 2004 until its first quarter ended April 30, 2005.

28.	State all of the material terms of this agreement with Body Energy Club.

The Company has revised the disclosure regarding the supplier agreement on page 25 of the Form SB-2/A.

29.        Further in this regard, we note under the Risk Factor section that you indicate that your “sales and profitability potential may be irreparably harmed” if Body Energy “ceased to provide us with its products...” although in the penultimate paragraph of this section we note “[I]f Body Energy Club, our primary supplier, were to cease operations or discontinue its business relationship with us, we believe we would be able to develop a relationship with another supplier.” Please revise as appropriate to reconcile the disclosure to make it consistent throughout.

The Company has deleted the risk factor regarding its customer relationship with Body Energy Club. The Company has determined that if the verbal contract with Body Energy Club is terminated at any time, the Company will be able to enter into a contract with another supplier at substantially the same terms within a short period of time and without significant adverse consequences to the business operations of the Company.

30.        You state that you “would be able to develop a relationship and another supplier.” Please disclose if you mean a relationship with similar or favorable terms?

The Company has disclosed on page 25 of the Form SB-2/A that the Company will be able to enter into an agreement with another supplier on substantially similar terms as those under the present verbal agreement with Body Energy Club.

Current and Anticipated Sources of Revenue, page 24

31.        Please disclose the current status of negotiations with the British Columbia wholesaler of tanning products, as mentioned in the third paragraph.

The Company has revised the disclosure on page 25 of the Form SB-2/A to reflect that although there are currently 7 tanning products available for sale on the Company’s website, such products have not generated revenue to date. As a result, the Company has decided to put negotiations on hold with the tanning supplies wholesaler until such demand is increased. The Company will continue to offer the 7 existing tanning products through its website.

Marketing, page 24

32.        In the third paragraph and elsewhere where applicable, please express all dollar amounts in U.S. dollars.

The Company has revised all applicable amounts in the Form SB-2/A to United States dollars. The Company has used the exchange rate of $0.7948 per CAD$1.00 in converting Canadian financial information to United States dollars for disclosure purposes. The exchange rate of $0.7948 was used by the Company’s auditors in the preparation of the Company’s financial statements for balance sheet items ended on April 30, 2005.

33.	Briefly explain “Crawlers, robots and spiders examine all documents on the web...”

The Company has disclosed on page 26 of the Form SB-2/A that web crawlers, robots and spiders are terms that are used to describe the software programs that are used to index websites. Web crawlers, robots, and spiders are used by many companies to retrieve information about websites. They are often automated and are programmed to simply follow hyperlinks throughout the web. Search engines are the most well known users of spiders. Crawlers, robots and spiders make up a significant number of the “website visitors” for a well established site. Crawlers, robots, or spiders are also used by companies which offer link checking or link validation services, and by companies which harvest company contact information or email addresses for sale.

34.	Update the status of the project involving DMOZ and Froogle, mentioned in this section.

The Company has updated the requested disclosed on page 26 of the Form SB-2/A.

Technology, page 25

35.        We note that a Hosting Agreement was filed as exhibit 10.7 to this registration statement. Please outline all of the material provisions between the company and Deep Systems.

The Company has terminated without penalty the Hosting Agreement with Deep Systems on June 1, 2005. The Company has entered into a Premium Managed Hosting Agreement dated June 10, 2005, effective as of June 1, 2005, between the Company and Groovy Web Services. The new agreement and the material terms thereof are set out on page 27 of the Form SB-2/A and a copy of the agreement is filed as exhibit 10.8 to the Form SB-2/A.

Competition, page 26

36.	Please add a footnote or mention otherwise, the source for the information presented in the table.

The Company has disclosed on page 27 of the Form SB-2 that all information was obtained from the competitors websites on May 25, 2005 and that all prices do not include volume discounts or promotions offered by the Company’s competitors.

37.	Please insure that all monetary amounts are expressed in U.S. dollars in the table.

The Company has revised all dollar amounts in the table on pages 27 and 28 of the Form SB-2/A to United States dollars.

Governmental Regulations

38.        We note that the company is targeting the Asian and European markets; however, it is assumed that American consumers can buy the company’s products on-line, as well. Please expand your present discussion to address the potential issue that the company’s products are not regulated by the FDA or any other U.S. Federal agency. Also, please consider adding another risk factor in this regard.

The Company has disclosed on page 29 of the Form SB-2/A that due to the significant regulation of the Company’s products in the United States, the Company does not conduct any sales in this jurisdiction. Within the United States, the manufacture, packaging, labelling, advertising, promotion, distribution and sale of the Company’s products are subject to regulation by numerous government agencies, the most active of which are the United States Food and Drug Administration, which regulates products under the Federal Food, Drug and Cosmetic Act and regulations promulgated thereunder and the United States Federal Trade Commission which regulates the advertising of certain companies’ products under the Federal Trade Commission Act. Due to prohibitive regulatory costs associated with complying with these and other United States laws and regulations, the Company screens all order using credit card verification to determine the country of residence of the customer. All orders by United States customers are cancelled and the funds are reimbursed to the client’s credit card account.

39.        The company does not appear to address the regulation associated with selling and shipping supplements (drugs) and herbal remedies to various countries.

The Company has disclosed foreign regulation of the Company’s products on page 29 of the Form SB-2 and has included a risk factor regarding the regulation issue on page 11 of the Form SB-2/A.

Management’s Discussion and Analysis

General

40.        Please discuss the transaction between Glass Wave Enterprises and Astro Nutrition, the date the transaction was consummated, the nature of consideration exchanged, the method of accounting for the transaction and the impact of this transaction on presentation of the results of operations and financial positions.

The Company has disclosed the acquisition transaction between Glass Wave Enterprises and Astro Nutrition on page 30 of the Form SB-2/A.

41.        Please discuss the potential impact of the supply agreement with Body Energy Club on the results of your operations and cash flows (e.g. duration of the agreement, purchase commitments, incentive or volume discounts, etc.)

The Company has disclosed the impact of the verbal supply agreement in the section titled Management’s Discussion and Analysis on page 30 of the Form SB-2/A.

Liquidity and Capital Resources, page 28

42.	Please update the balances to the most recent date practicable.

The Company has updated the section titled Liquidity and Capital Resources starting on page 32 of the Form SB-2/A to include the financial information of the three months ended April 30, 2005.

Capital Expenses and Sources of Funds, page 29

43.        We note that you are “pursuing various financing alternatives to meet our immediate and long-term financial requirements...” Please provide some specificity with respect to the alternatives being considered and update the disclosure to discuss the current status of each.

The Company has revised its financing alternatives under the heading Capital Expenses and Sources of Funds on page 32 of the Form SB-2/A. The disclosure includes supplementary information regarding the source of additional financing. Although you have requested the Company to update the disclosure and the current status of such alternatives, the Company has determined and disclosed that the Company’s current cash, together with the revenue that the Company anticipates generating from its operations, will be sufficient to meet its cash requirements for the year ending January 31, 2006. Although the Company may seek additional financing from debt or equity sources, the Company does not anticipate utilizing these sources during the 2005 fiscal year. As a result, there is no update as to the status of the financing options.

Research and Development, page 31

44.        Please clarify who will be doing all of the work mentioned. Is the company entering into any contracts in this regard?

The Company has identified all personnel carrying out work under the heading Research and Development on page 35 of the Form SB-2/A. The Company does not intend to enter into any written contracts regarding its research and development work for the fiscal year ending January 31, 2006. The Company anticipates that it will sub-contract its programming and graphical work on an as-needed basis pursuant to verbal agreements based upon an hourly rate.

Application of Critical Accounting Policies, page 33

45.        Your disclosure states that in general, management makes estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Please include a specific discussion of those critical accounting estimates (e.g. revenue recognition and any related revenue dilution items, such as returns, allowances and discounts). Disclosures included in the Critical Accounting Estimates section of the MD&A should provide greater insight into the quality and variability of information regarding financial condition and operating performance. Your revised disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Your disclosure should discuss the judgments and uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Please revise.

The Company has inserted its critical accounting policies on page 37 of the Form SB-2/A.

Certain Relationships and Related Transactions, page 35

46.        It is noted that Mr. Chester Ku has provided bridge loans to the company and as of January 31, 2005 the amount owed is $12,135.000. Please disclose the business purpose of such loans. Please file a copy of the loan agreements as an exhibit. Upon receipt we may have additional comments.

The Company has provided the requested disclosure at page 39 of the Form SB-2/A. Chester Ku provided bridge loans to Astro Nutrition totaling $12,135 from which Astro Nutrition purchased computer equipment, office furniture and inventory. The loans are verbal, unsecured and non-interest bearing loans which have no fixed terms of repayment and no terms of conversion. The amount of the loans outstanding as of April 30, 2005 is $12,135. The loans are verbal, and as such, the Company cannot attach the agreements as an exhibit.

Financial Statements

Consolidated Statement of Cash Flows, F-5

47.        We note that you have recorded $100 in net cash acquired in recapitalization as an investing activity. Please clarify the circumstances surrounding this transaction as it appears from the disclosure on F-11 that the outstanding shares of Astro Nutrition were purchased with the issuance of a $100 promissory note (i.e. a non-cash activity).

Although the Company acquired the 100 common shares of Astro Nutrition with the issuance of a promissory note, the Company received $100 cash which was included in the bank account of Astro Nutrition as part of the net assets acquired.

Note 2, Summary of Significant Accounting Policies

h.) Foreign Currency Translation, F-8

48.        We noted from your disclosure throughout your prospectus that your target market is not restricted to the United States or Canada (page 24 and 28). For the sales recorded for the reporting period presented, please clarify the currency in which these items were transacted. Please disclose your accounting policy for foreign currency transactions (i.e., sales) that are dominated in a currency other than your functional currency. Refer to the guidance in paragraph 15 of SFAS No. 52.

The sales recorded for the period were transacted in United States dollars, Canadian dollars, British Pounds and Euros. The Company accounts for transactions denominated in a currency other than the functional currency in accordance with paragraph SFAS 52 “Foreign Currency Translations”. The accounting policy disclosure on page F-7 of the Form SB-2/A has been revised to disclose the Company’s policy with respect to foreign denominated transactions.

i.) Revenue Recognition, F-8

49.        Your disclosure states that in general you recorded revenue when persuasive evidence of an arrangement exists... Please tell us and disclose, what other situations (or methods) you use to recognize revenue and deferred revenue, and how your accounting treatment complies with GAAP.

The Company’s disclosure on page F-7 of the Form SB-2/A states that revenue is recognized “only” (not in general) when persuasive evidence of an arrangement exists, the products are shipped, the price is determinable, and collectibility is reasonably assured. Persuasive evidence is considered to exist when the customer has placed on order through the Company’s website, and the Company has received the order. Products are considered shipped when they leave the supplier or the Company’s inventory. The price is considered determinable when the customer places an order for the price as posted on the Company’s website. Collectibility is reasonably assured when the payment has been received by either of the Company’s payment processor, PayPal or WorldPay.

50.        We noted from your disclosure on page 12 (risk factors) that a majority of your products are supplied by Body Energy Club. Please provide the specific terms of the agreement and a discussion of the applicability to EITF 99-19. Your response should address each of the criteria as specified in that guidance.

The Company has recognized revenue on a gross basis rather than on a net basis as determined under EITF 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent” in accordance with the following paragraphs:

Paragraph 7 – The company is the primary obligor in the arrangement: The Company has sole responsibility for the fulfilment of the customer’s order. If the Company’s supplier Body Energy Club cannot supply the requested item, the Company must fulfil the order using another supplier.

Paragraph 8 – The company has general inventory risk (before customer order is placed or upon customer return:) The Company maintains a supply of inventory on hand to fulfil orders. Any returned orders revert to the title of the Company.

Paragraph 9 – The company has latitude in establishing price: The Company has the right to determine the price of the products it sells.

Paragraph 11 – The company has discretion in supplier selection: The Company, although purchasing its products mainly through Body Energy Club, has discretion in the selection of its supplier. If necessary, the Company can purchase its products from other suppliers of the products sold.

Paragraph 13 – The company has physical loss inventory risk (after customer order or during shipping): The Company has physical loss inventory risk as title to products are transferred to the Company. Any loss in the Company’s physical inventory is the Company’s loss, not the supplier’s loss.

Paragraph 14 – The company has credit risk: The Company assumes credit risk for the amount billed to the customer. The Company is responsible for collecting the sales price from a customer, but must pay the amount to the supplier after the supplier performs, regardless of whether the sales price is fully collected.

51.        We noted from your website that your products have a 30 day money back guarantee. Please explain how the refund rights are accounted for in accordance with SFAS No. 48 and how that impacts your revenue recognition under SAB No. 104. We may have further comments upon review of your response.

The Company accounts for the right of return in accordance with SFAS No. 48 “Revenue Recognition When Right of Return Exists”. The Company recognizes revenues at the time of sale as all of the conditions outlined in paragraph 6 are met. Actual returns in the subsequent month are removed from revenue in the month the sale occurred, together with the corresponding cost of sale.

5. Common Stock, F-10

52.        We noted that the 100,000 shares issued on January 14, 2005 for $100 were issued at par. It is unclear why a $99 reduction was recorded to additional paid in capital (F-7) for this transaction. Please clarify and revise.

The $99 reduction was recorded to additional paid in capital as the transaction was accounted for as a recapitalization of Astro Nutrition, similar to reverse acquisition accounting. As a result, the net book value of Astro Nutrition, being $1, is the continuing net book value upon the completion of the recapitalization. Accordingly, the net book value of Glass Wave of $100 was reduced to $1.

53.        The issuance of the 100,000 shares on January 14, 2005 did not appear to be presented in the Consolidated Statement of Cash Flows on F-6. Please clarify and revise.

The issuance of $100,000 shares on January 14, 2005 for $100 occurred prior to the recapitalization. As the transaction is accounted for on a similar basis as a reverse acquisition, the cash provided from financing activities reflects the transactions of Astro Nutrition up to the date of the transaction, and both companies from the date of the transaction onward.

6. Capital Transaction, F-10

54.        We noted your disclosure that the capital transaction with Astro Nutrition has been recorded as a recapitalization, and that Chester Ku was the sole shareholder of both companies at the time of the transaction. Please tell us how you arrived at you accounting treatment as a recapitalization, and cite the specific authoritative literature you used to support your conclusion. Provide us with a discussion of the applicability of SFAS 141 as it relates combinations of entities under common control, specifically paragraph (11) and paragraphs (D-11) through (D-18). Please advise or revise as necessary.

Astro Nutrition was incorporated by Chester Ku to operate the business of the sale of vitamins and mineral supplements via the web. The Company was incorporated in British Columbia as that is where Chester Ku resides. Glass Wave was incorporated in the State of Nevada and its sole purpose was to provide a public vehicle for the operations of Astro Nutrition. Therefore the transaction between Glass Wave and Astro Nutrition was accounted for as a recapitalization of Astro using the purchase method of accounting, similar to the reverse acquisition method of accounting.

The following response addresses the guidance in SFAS 141:

Paragraph D-14: The Company has accounted for this investment using the purchase method of accounting.

Paragraph D-15: Both entities account for similar assets and liabilities using the same accounting methods.

Paragraph D-16: Not applicable as the recapitalization has been accounted for using the purchase method of accounting.

Paragraph D-17: Not applicable as the recapitalization has been accounted for using the purchase method of accounting.

Paragraph D-18: relevant information has been disclosed in the notes to the financial statements.

8. Segmented Information, F-11

55.        Please provide the required disclosures in accordance with paragraph (25) through (28) of SFAS No. 131 for the reportable segments being disclosed in the financial statements.

The Company has revised Note 8 to the Company’s audited financial statements.

Other Regulatory

56.        Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B, and provide a current consent of the independent accountants in any amendments.

The Company has updated the Form SB-2/A with financial statements for the three months ended April 30, 2005 in compliance with Item 310(g) of Regulation S-B and has obtained and attached an updated consent of the independent accountant to the Form SB-2/A.

Acknowledgement Letter

In connection with responding to your comments, management of the Company has provided you with a letter dated July 29, 2005, as requested, acknowledging the following:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;
2.

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

3.	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                         We look forward to any further comments you may have regarding the Form SB-2/A or with respect to any of the above responses. Should you have any questions, please do not hesitate to contact the writer directly at 604-643-3118.

Yours truly,

CLARK WILSON LLP

Per: /s/ William L. Macdonald

William L. Macdonald, Esq.

CZM/AWM

Encl.